Mail Stop 4720   October 5, 2009

Mr. Frank Jakubaitis
Chairman and Chief Executive Officer
WECOSIGN, Inc.
3400 West MacArthur Boulevard, Suite 1
Santa Ana, California 92704

> **Re: WECOSIGN, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed September 15, 2009**
> **File No. 333-160570**

Dear Mr. Jakubaitis:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

    1. In your next response letter, if you revise the registration statement to address
        one or more of our comments, please specify the location in the registration
        statement, including page number(s), where we may find the revised
        disclosure. This will assist us in our review and is greatly appreciated.

Prospectus Summary, page 1

2. We note your response to comment three and reissue the comment in part.
Please expand the comparison of your screening system and typical screening
methods to address the following:

- How you determine an applicant's character rating and how this differs
from typical screening methods;
- We note the statement that your system takes into consideration certain
events that could cause credit problems in your evaluation of a potential
client's ability to pay their rent. We also note the statement that the
traditional FICO score system "pays little or no attention to particular
events in an applicant's everyday life." Please explain how the weighting
of these life events differs between your system and the traditional rating
system; and
- We note your reference to such life events as divorce, employment
interruption, or death of a spouse could cause credit problems. Please
explain how your system evaluates this information in determining a
potential client's ability to pay rent, particularly in view of the fact your
application does not appear to request such information.

3. In your response to comment four you state that you have "revised the
summary and business sections of the Registration Statement to … reflect
[y]our focus on researching and developing [y]our business concept through
operations in 2008 and 2009." However, it is not clear from the revised
disclosure in your Summary and Business sections what research and
development activities you are referring to. Please revise to describe the
nature and extent of the research and development undertaken during the past
five years and clarify when you commenced operations.

4. We note your response to comment eight and reissue the comment. Please
expand the discussion to explain whether, and to what extent, you require
Affiliates to disclose to the tenants and property owners the compensation
they receive from you.

5. We note your response to comment nine and reissue the comment. Please
expand the discussion in this paragraph to quantify numerically the changes in
website activity, applications, and acceptances in these periods, respectively.

Risk Factors

6. We note your response to comments 19 and 20. You have omitted the related
risk factor from the prospectus, however this removal is not reflected in your
response. Please advise or revise.

7. In addition, please define the term "affiliate arm offices" the first time to use the phrase in the registration statement.

"Our current business operations rely heavily upon our key employee…" page 6

8. We note your response to comment 23 and we reissue the comment in part. Please expand the discussion to describe the material terms of the employment agreement with Mr. Jakubaitis. In addition, please remove the statement from the "Employment Agreements" section on page 29 that you do not have an employment agreement in place with any executive officers and directors.

Selling Security Holders, page 10

9. We note your response to comment 33 and your exclusion of legal counsel from the list of selling security holders on page 14 who had a material interest with the registrant within the past three years. Please advise or revise.

Description of Business
Overview, page 16

10. We note your response to comment 34 and reissue the comment in part. Please expand the discussion to state who designed the algorithms and whether the software or algorithms are covered by any licenses. As previously requested, if the screening techniques are, in whole or part, manual processes rather than automated, please specify the nature of these processes.

11. We note your responses to comment 35. With respect to:

- the nature of the "guarantee" you provide to landlords, please include in the prospectus the information provided in your response regarding the extent of your liability in the event of tenant default;

- the state and regulatory framework in which you operate, we reissue the comment. Please disclose the state and regulatory framework in which you operate and how this situation affects your business operations; and

- our question concerning whether your rental guarantee program is not insurance, please provide us with a detailed legal analysis why your program is not subject to state insurance regulations.

12. We note your response to comment 40 however we could not locate the revision to include the average monthly rental payment. Please advise or revise.

Prospects, page 19

13. We note your response to comment 43. Please include the information provided in your response in the prospectus.

14. We note your response to comment 47. Please expand the discussion in the prospectus to include your response.

Competition, page 20

15. We note your response to comment 49. Please provide us with substantiation for your statement that you were "the first to market with the business model of providing cosigning services for rental applicants." We may have further comments.

Trademarks and Copyrights, page 20

16. We note your response to comment 50. Please expand the discussion to indicate you have not applied for patent protection of your underwriting techniques and do not intend to do so at this time.

Legal Proceedings, page 20

17. Please delete the word "frivolous" from the first sentence. The risks you describe are applicable with respect to any type of litigation.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Fees Paid to Affiliates, page 24

18. Refer to your response to Comment No. 51. We acknowledge your added disclosure regarding these fees, both here in the notes to financial statements. However, we do not see the line item "Cost of Sales – Affiliates" in your MD&A discussion nor on your Statement of Operations (page F-4) as discussed in your Response letter. Please add a "Cost of Sales" category to your Statement of Operations and separately show line items for: a) Charge for adjustment to fair value of guarantee (Note 5 to financial statements, page

Mr. Frank Jakubaitis
WECOSIGN, Inc.
October 5, 2009
Page 5

F-12); b) Affiliates - Amortization of capitalized "finders fee" and c)
Affiliates – Amortization of capitalized monthly commissions" (Note 1 to
financial statements, page F-9 for items b) and c).

Results of Operations, page 21

19. Refer to your response to Comment No. 53. While your Response letter states
that you added the requested analysis of Underwriting and guarantee
obligation expense, we are unable to find this analysis. Please direct us to it in
the filing or add it as requested.

Directors, Executive Officers, Promoters and Control Persons, page 28

20. We note your response to comment 55 and reissue the comment. As
previously requested, please describe the specific business experience,
including place and periods of employment, for at least the past five years for
Messrs. Jakubaitis and Padilla.

21. We note your response to comment 56 and reissue the comment. Please state
whether Messrs. Jakubaitis and Padilla are full time employees of the
company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 30

22. Please expand the discussion of the April 2009 agreement with Mr. Jakubaitis
to address the nature of the "interim" salary and when and how such "interim"
salary may be changed.

23. Please update the discussion relative to Mr. Padilla to describe the terms of the
full time employment agreement entered of May 2009. In this regard, we note
your response comment 56.

24. We note your response to comment 58 and reissue the comment. For
example, if the shares were issued at par value of $0.001 for an aggregate
consideration of $79,000, so state.

25. We note your response to comment 59 and reissue the comment. We could
not locate the discussion of the loan as a related party transaction.

Financial Statements

Statements of Cash Flows, page F-6

26. Tell us how you accounted for the non cash amortization of capitalized Fees Paid to Affiliates, Revenue recognized from upfront registration fees and Charges for adjustments to fair value in this statement.

Notes To Financial Statements

Note 1 – Organization, History and Significant Accounting Policies and Procedures

Revenue Recognition, page F-9

27. Refer to your response to Comment No. 52. Please reconcile your two statements that "Provisions for discounts and other adjustments are not granted" with "To date, these adjustments have been insignificant".

Fees Paid to Affiliates, page F-9

28. Please quantify the amount of capitalized fees paid to Affiliates at May 31, 2009 and disclose where this amount is classified on the Balance Sheets.

Note 3 – Accrued Liabilities, page F-13

29. Please revise the Table to delete components of the previous accrual now being presented on the face of the Balance Sheets so that this Table ties to the accrued liabilities presented on your Balance Sheets. In addition, please revise your disclosure to discuss your unearned revenues. To the extent that these unearned revenues represent the deferred portion of your upfront fees, please reclassify these amounts to your stand-ready guaranty obligation as represented in response to our previous Comment No. 62d or explain to us how your accounting and presentation is appropriate and reference for us the authoritative literature you rely upon to support your position.

Note 5 – Commitments and Contingencies, page F-13

30. Refer to your response to Comment 62 f. Tell us how your accrual of $18,223 complies with the guidance in paragraph 8a and 8b of SFAS 5. In this regard, it is not clear whether you are accruing for defaults that have already occurred, nor is it clear why your recorded loss rate appears to exceed your actual historical losses incurred.

31. Please revise your disclosure to provide the components of your $91,421 Guarantee liability at May 31, 2009. Your Exhibit I shows two components ($66,198 for Accounts Receivable and $18,233 for Guarantee liability) totaling only $84,421.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, New Jersey 07726